

October 22, 2010

Frank Ficarra
Chief Executive Officer
Bureau of Fugitive Recovery, Inc.
132 W. 11th Avenue
Denver, CO 80204

> **Re: Bureau of Fugitive Recovery, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 15, 2010**
> **File No. 333-168713**

Dear Mr. Ficarra:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your Statement of Stockholder's equity to include June 30, 2010 information.

Liquidity and Capital Resources, page 15

2. We note your disclosure that you believe that you currently have sufficient funds to continue to implement your business plan for the next twelve months, but that you need an approximately $25,000 to meet your obligations. Please clarify whether you need this additional $25,000 to continue to operate your business over the next twelve months. Quantify the additional expenses that will result from you being a public company. In addition, please clarify whether the loans from members of your management that you describe in the last paragraph of this section are in lieu of the $25,000 thousand you need to

raise or in addition.

Executive Officers, Directors and Key Personnel, page 19

3. We note your responses to comment 20 in our letter dated September 2, 2010. However, pursuant to Item 401 of Regulation S-K you are required to provide a description of the skills, qualifications and experiences that led you to conclude that your directors should serve. In the event you are unable to provide disclosure pursuant to this rule, please disclose why in your registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 21

4. Please provide the number of outstanding securities used to calculate the ownership percentages in this table as of the most recent practicable date.

5. The relationships among Kamryn Abraham, Joseph Ficarra and Frank Ficarra seem incorrect. Please confirm the relationships of each of Kamryn Abraham and Joseph Ficarra to Frank Ficarra.

Shares Eligible for Future Sale, page 23

6. We note your response to comment 24 in our letter dated September 2, 2010. Please disclose the number of restricted securities that are not being registered in this offering, which would be eligible to sale pursuant to Rule 144.

Statement of Stockholder's equity, page F-4

7. We note your response to comment 26 from our letter dated September 2, 2010 where you have stated that there has not been a reverse stock split. Please remove this reference from your Statement of Stockholder's Equity.

Signatures

8. We note your response to comment 28 in our letter dated September 2, 2010. Please note that the signature of your chief accounting officer is still missing from your amended Registration Statement on Form S-1.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

    You may contact Rahim Ismail, accountant, at (202) 551-4965 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director